50
2/8/02



02005535

SECURITIE[illegible] [illegible]ISSION
Washington, D.C. 20549

OMB APPROVAL
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2/8/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41372



FEB 01 20[illegible]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bullish Bob Bagley Securities, Inc.

OFFICIAL USE ONLY
024761
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2535-A Cedar Springs
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Bagley, President 214-954-4445
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name — *if individual, state last, first, middle name*)

7424 Greenville Avenue, Suite 100, Dallas, Texas 75231-4507
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 12 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Bagley, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullish Bob Bagley Securities, Inc., as of September 30, X19X2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
JUDY ANDERSON
Notary Public, State of Texas
My Comm. Expires 10/19/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLISH BOB BAGLEY SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, SUITE 100
DALLAS, TEXAS 75231-4507
214-361-2443

FORT WORTH

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bullish Bob Bagley Securities, Inc.
2535 A Cedar Springs
Dallas, Texas 75201

Gentlemen:

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc., as of September 30, 2001 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc., as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
October 24, 2001

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash		$ 58,738
Due from Broker/Dealers(Note B & D):		
Clearance Account	$ 10,000	
Due from Broker/Dealers	26,271	
Other / Securities Sold Short	51,170	87,441
Investment in Mutual Funds		45,431
Furniture and Equipment		
(net of Accumulated Depreciation of $ 53,306)		9,833
Other Assets		3,300
Total Assets		$ 204,743

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Broker Dealers (Note B & D)		$ 51,170
Accrued Expenses		2,000
Commitments and contingent liabilities (Note C)		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		53,170
Stockholder's Equity (Note E)		
Common Stock	$ 1,000	
Additional Paid-in Capital	7,001	
Retained Earnings	143,572	151,573
Total Liabilities and Stockholder's Equity		$ 204,743

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at 10/1/00	$ 1,000	$ 7,001	$ 140,965
Additions	none	none	none
Net Income <Loss>			2,607
Balance at 9/30/01	$ 1,000	$ 7,001	$ 143,572

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2001

REVENUES		
Commissions and Fees		$ 29,411
Gain on Firm Investment Accounts		31,000
Unrealized Gain on Investments		9,371
Other Income		22,859
		92,641
EXPENSES		
Clearances		1,240
Occupancy		29,525
Taxes		706
Depreciation		4,759
Other Operating Expenses		53,804
		90,034
Income <Loss> Before Taxes		2,607
Income Taxes-Deferred	$ none	
Income Taxes-Current	none	
Income Tax Refund Prior Periods	none	none
Net Income <Loss>		$ 2,607

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Cash flows from operating activities:	
Net income <loss>	$ 2,607
Depreciation	4,759
Decrease in due from Broker/Dealers	58,693
Decrease in due to Broker Dealers	< 11,580>
Increase in accrued expenses	2,000
Cash flows from operations	56,479
Cash flows from investing activities:	
Increase in investments	<18,514>
Cash flows from investing	<18,514>
Net cash flow	37,965
Beginning cash balance October 1, 2000	20,773
Ending cash balance September 30, 2001	$ 58,738

Supplemental Cash Flow Information:

Income taxes actually paid	$ none
Interest paid	$ none

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIM OF CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Balance October 1, 2000	$ none
Changes during year	none
Balance September 30, 2001	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

BULLISH BOB BAGLEY SECURITES, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SEPTEMBER 30, 2001

Total ownership equity from the statement of financial condition			$ 151,573
Deduct ownership equity not allowable for net capital			none
Total ownership equity qualified for net capital			151,573
Add:			
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital			none
2. Other allowable credits			none
Total capital and allowable subordinated liabilities			151,573
Deductions and/or charges			
1. Total non-allowable assets from statement of financial condition		$ 13,133	
2. Current note deficiency		none	
3. Commodity futures, contracts and spot commodities proprietary capital changes		none	
4. Other deductions and/or changes		none	13,133
Subtotal			138,440
Other Additions and/or allowable credits (lists)			
Haircuts on securities (computed where applicable pursuant to 15-c-3-1			
1. Contractual securities commitment		$ none	
2. Subordinated securities borrowings		none	
3. Trading and investments securities:			
a. Exempted securities		none	
b. Debt securities		none	
c. Options		none	
d. Other securities		11,764	
4. Undue concentrations		6,772	
5. Other: MJK Clearing Adjustments*:			
a. 10% clearing deposit	$ 1,000		
b. 10% investment, trading	7,744		
c. SDN	none	8,744	27,280
NET CAPITAL			$ 111,160

* See FAX letter from NASDR Dallas, dated October 11, 2001

Schedule I continued on next page

SCHEDULE I (continued)
BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF RECONCILIATION OF THE STATEMENT COMPUTATION
OF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS AND THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
SEPTEMBER 30, 2001

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 9/30/01	$ 111,160	$ 25,000 (2)
Reported by broker-dealer on Part IIA, form X-17A-5	116,275	25,000
difference	$ < 5,115> (1)	$ none
(1)		EXCESS NET CAPITAL
Understated liabilities	$ < 2,000>	$ 86,160
Overstated receivable	< 253>	
Correct cash position	< 2,023>	
Record Depreciation	< 4,759>	
Correct haircuts	<18,006>	
Reverse adjustment for ownership equity	8,170	
Correct amount of non allowable assets	13,756	
	$ < 5,115>	

EXCESS NET CAPITAL
AT 1000%

$ 80,843

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate
indebtedness to
net capital

.48 to 1

SCHEDULE II
BULLISH BOB BAGLEY SECURITES, INC.
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c-3-3
SEPTEMBER 30, 2001

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customer's securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar day.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customer' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account". $ none

BULLISH BOB BAGLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

Note A Organization and nature of business:

Bullish Bob Bagley Securities, Inc., was incorporated May 12, 1989 in the State of Texas. The corporation is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The corporation's office is located in Dallas, Texas and its customers are located primarily in Texas. The corporation's main source of revenue is providing small and middle-market businesses and middle-income individuals brokerage services.

Note B Clearing:

At the beginning of 2000 the corporation has a $10,000 clearing deposit with Miller, Johnson Steichen Kinnard, under a "Fully Disclosed Correspondent Agreement". During the month of September 2001, Johnson Steichen Kinnard failed and this correspondent company was assigned to Southwest Securities, Inc. As of the date of this audit report, the company was clearing through Southwest Securities, Inc., without any written "correspondent agreement".

The corporation does not carry customer accounts receivable and does not, as a practice, handle securities of its customers.

Note C Contingencies and commitments:

Commitments-The corporation leases office space on a month to month basis. The monthly rental is currently $2,000 per month. Rent expense for the fiscal year was $24,000.

Contingencies -The corporation is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The corporation is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Fair Value of Financial Instruments-Cash, receivable from broker/dealer, securities sold not yet purchased and accounts payable approximate their respective fair values as of September 30, 2001, due to either short maturity of these instruments or securities sold not yet purchased being reported at quoted market value.

Depreciation-Equipment is recorded at cost and is depreciated over a 5 to 7 year useful lives on the 200 % *accelerated method.*

Cash Flows-For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The statements of cash flows was prepared using the *indirect method.*

Note E Credit and Other Concentrations:

The company grants credit to its clearing broker/dealer located within the Dallas/Fort Worth area.

Securities owned by the Company are concentrated in two securities which are stated at market value.

Note E Capital Stock:

The corporation has 10,000 shares common stock authorized and 1,000 of $1 par value common stock issued and outstanding on September 30, 2001.

Note F Net Capital Requirements:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), At September 30, 2001 the corporation had net capital of $111,160 which was $86,160 in excess of its required net capital of $25,000.

BULLISH BOB BAGLEY SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

SEPTEMBER 30, 2000

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, SUITE 100
DALLAS, TEXAS 75231-4507
214-361-2443

FORT WORTH

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Bullish Bob Bagley Securities, Inc.
2535 A Cedar Springs
Dallas, Texas 75201

Gentlemen,

In planning and performing our audit of the financial statements of Bullish Bob Bagley Securities, Inc., for the year ended September 30, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3. Bullish Bob Bagley Securities, Inc., does not carry any of it customers' accounts or securities and nothing came to our attention which would indicate otherwise, for the year ended September 30, 2001.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended sole for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these parties.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
October 24, 2001